SHAREHOLDER UPDATE

Review of Third Quarter and Outlook for Fourth Quarter, 2012

Vancouver, Canada – October 23, 2012 – Bradford Cooke, Chairman and CEO of Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN), is pleased to provide the following review of Canarc’s progress in the 3rd Quarter, and its plans for the 4th Quarter, 2012.

Q3 Review

  Canarc significantly reduced the estimated cost to complete a feasibility study for the development of a 72,000 oz per year high grade, underground gold mine at the New Polaris project in northwestern BC from Cdn$26 million down to approximately Cdn$9 million.

  The previous Cdn$26 million work program included underground mine development in order to complete a feasibility study for the project and under the revised program, an additional 15,000 meters (m) of infill core drilling will be completed in approximately 35 holes in order to provide sufficient measured and indicated resources for feasibility.

  The Company closed a brokered private placement financing of 11.3 million units at Cdn$0.10 per unit for gross proceeds of Cdn$1.13 million. Canford Capital Inc. is the sole subscriber in the private placement and became an insider of the Company by virtue of holding more than 10% of the issued and outstanding share capital of the Company.

  Canarc also granted Canford a 120-day period of exclusivity to complete its due diligence and execute an option agreement to earn up to a 51% interest in the New Polaris gold mine project in return for up to a CAD$30 million investment in exploration and development of the property with Canarc as the project manager during the option period.

Q4 Outlook

  Canford plans to carry out its due diligence on the New Polaris gold mine project, which is located only 4 kilometers from, and shares a common property boundary with, the larger and more advanced Tulsequah Chief poly-metallic mine project of Chieftain Metals.

  Chieftain Metals announced yesterday that their amended Environmental Assessment certificate to develop a 120 kilometer road to their already permitted Tulsequah Chief poly-metallic mine project has now been approved by the BC government.

  Having a newly permitted mine and road adjacent to New Polaris and a new major shareholder and potential partner for the project should help pave the way for Canarc to complete its feasibility program leading to the possible development of this robust high grade gold mine project.

Management continues to pursue new opportunities for growth by evaluating attractive gold projects in the USA and Canada for acquisition where management’s exploration and mining experience can add value.

Canarc Resource Corp.

Per:

“Bradford J. Cooke”

Bradford Cooke

Chairman and CEO

About Canarc Resource Corp. - Canarc Resource is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on exploring its Windfall Hills gold properties in central BC and the Tay LP gold property in the Yukon Territory. Canarc is also preparing for a final phase of infill drilling in 2013 to further advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia toward a feasibility study.

For More Information - Please contact

Gregg Wilson, Vice President, Investor Relations

Toll Free: 1-877-684-9700,

Tel: (604) 685-9700,

Fax: (604) 685-9744,

Email: info@canarc.net,

Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forwardlooking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated exploration, development, production, revenues, cash costs, capital costs, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.